Exhibit 1

                                      MINMET PLC
                                  Grand Canal House
                              1 Upper Grand Canal Street
                                   Dublin 4 Ireland



                                         December 22, 1995



           Gulf Exploration Consultants, Inc.
           1270 Avenue of the Americas,
           Suite 2900
           New York, N. Y.  10020

           DRM&S Inc.
           c/o Daniel Murphy
           Coleman & Company Securities, Inc.
           666 Fifth Avenue
           New York, N.Y.  10103

           Mr. Dennis Mensch
           300 East 75th Street
           Apt 29N
           New York, N.Y.  10021

           Gentlemen:

                     This letter sets forth the terms of the understanding among Minmet plc, a Republic of Ireland corporation ("Minmet"), Gulf Exploration Consultants, Inc., a Delaware corporation ("GEC"), DRM&S Inc. ("DRM&S") and Dennis Mensch ("Mensch") regarding the payment of certain outstanding liabilities and future expenses of GEC and certain other related matters in connection with the proposed transaction by Micron Limited ("Micron") involving Emerging Money Limited, a Republic of Ireland corporation and wholly-owned subsidiary of GEC ("EML"), and other transactions which would result in the recapitalization of GEC (the "Recapitalization").

                     1. At November 15, 1995, GEC had outstanding liabilities for legal and accounting services totalling $42,536.82, excluding amounts owed to DRM&S and Mensch under their respective GEC notes (the "Notes") and to Minmet. Minmet shall assume 25.4% of such liabilities of GEC or $10,804, and DRM&S and Mensch shall upon the Recapitalization lend to GEC such funds as necessary to pay 74.6% of the total liabilities of GEC or $31,732 (including the $21,743 owed to Reid & Priest
           LLP). To Minmet's knowledge, GEC had no other liabilities at that date nor has GEC incurred any liabilities since such date other than for legal services. Except for the expenses specified in Paragraph 2 below, Minmet will not cause GEC to incur any liabilities or commitments for or on behalf of GEC without the prior written authorization of DRM&S and Mensch. All GEC obligations to Minmet will be cancelled as part of the Recapitalization.

                     2. Minmet shall bear all expenses to be incurred by GEC in connection with (i) GEC's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1995, (ii) a proxy statement and related corporate documents for a Special Meeting of GEC Stockholders (the "Meeting") to vote on certain proposals related to the Recapitalization, (iii) the printing and mailing of such proxy statement to GEC stockholders, (iv) the negotiation of agreements with Micron and EML (v) the retention of a person or firm to render a fairness opinion and
           (vi) all related legal, accounting and other related fees. In the event the Recapitalization is not consummated prior to March 1, 1996, Minmet shall bear the expenses incurred by GEC in connection with the preparation and filing of the GEC Form 10-K for the fiscal year ending December 31, 1995. Minmet shall also be responsible for the payment of any amounts which may be owed by GEC to Debra Giles.

                     3. Upon the completion of the Recapitalization, (i) DRM&S and Mensch would exchange their Notes for GEC Common Stock for which each of them would receive 22% of the GEC shares then to be outstanding, (ii) GEC would transfer its EML shares to Minmet in exchange for GEC Common Stock presently owned by Minmet which would reduce Minmet's holding of GEC Common Stock to 15% of shares then to be outstanding (subject to adjustment if the valuations of the EML shares would exceed the valuation of the GEC shares to be exchanged), (iii) the existing public stockholders of GEC would own the balance of the outstanding GEC shares and (iv) GEC would have no interest in EML nor any obligation for any liabilities of EML. GEC represents to each of DRM&S and Mensch that GEC has no agreements or plans to issue any shares of its capital stock whether pursuant to the Recapitalization or otherwise and has no outstanding options, warrants or other rights to acquire GEC capital stock nor will any such options, warrants or other rights be granted, except to the extent set forth in the preceding sentence.

                     4. After the Recapitalization, GEC would use its best efforts to seek to find a new business opportunity for GEC. It is understood that the extent of the non-competition provision covering GEC under the Micron Agreement is as set forth in a letter, dated December 20, 1995, from Micron to GEC, and a letter, dated December 22, 1995, from Harris Freedman to GEC, copies of which is attached hereto.

                     5. Minmet shall indemnify and hold harmless each of GEC, DRM&S and Mensch from and against any loss, liability, claim or expense (including reasonable attorneys' fees and disbursements) (collectively, the "claim") suffered or incurred by GEC, DRM&S or Mensch which respect to matters occurred or occurring during the period commencing on December 4, 1994 and ending upon the consummation of the Recapitalization (the "Indemnification Period") based upon or arising from any actions or failures to act by GEC and/or Minmet during the Indemnification Period (including, but not limited to, those related to the Recapitalization), excluding any claim resulting from the gross negligence or willful misconduct by DRM&S or Mensch, notwithstanding that the claim is made or instituted after the Indemnification Period.

                     6. Minmet, DRM&S and Mensch acknowledge that Reid & Priest LLP shall be acting as United States securities counsel for GEC and each of them for purposes of the Recapitalization, and they have no objection to the retention of such firm by the other or for GEC. Pursuant to Paragraph 2 above, Minmet shall be responsible for the fees and expenses of Reid & Priest LLP for services rendered on their behalf related to the Recapitalization, other than for matters solely for the benefit of DRM&S or Mensch for which they shall be responsible.

                     7. Until the Recapitalization is consummated DRM&S and Mensch shall remain creditors of GEC under their Notes and Minmet shall remain the majority stockholder of GEC. If the Recapitalization is not consummated, Minmet will reimburse DRM&S and Mensch for all payments made by each of them pursuant to Paragraph 1 above. As neither DRM&S or Mensch is a party to the Micron transaction nor has any contractual right with respect to such transaction, it is not necessary for GEC to obtain the consent of DRM&S or Mensch to the Micron transaction.

                     8. This Agreement shall be governed by the laws of the State of New York.

                     9. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, superseding all prior written or oral agreements, and cannot be amended, modified or terminated except pursuant to a writing executed by the parties hereto.

                     10. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same document.


                     Please confirm that this letter correctly sets forth our agreement with respect to the matters stated herein by signing, dating and returning this letter to us.

                                         Very truly yours,

                                         MINMET PLC


                                         By: /s/ J. Metcalfe
                                             --------------------------
                                             Name:
                                             Title:  Chairman
           AGREED AND ACCEPTED THIS
           27th DAY OF DECEMBER, 1995

           GULF EXPLORATION CONSULTANTS, INC.



           By:  /s/ Michael H. Nolan
               -------------------------------
                Name: Michael H. Nolan
                Title: Chief Financial Officer

           DRM&S INC.


           By: /s/ Bruce A. Smathers  (President)
               -------------------------------


             /s/ Dennis Mensch
           -----------------------------------
                     DENNIS MENSCH